PRESS RELEASE

CONTACT:
Dan Brady
Rubenstein Communications
Phone: 212-843-8292
Email: dbrady@rubenstein.com
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      THE HIDARY GROUP ANNOUNCES REVISED OFFER FOR EVERLAST WORLDWIDE INC.


NEW YORK, NY - JUNE 29, 2007 - The Hidary Group, a New York-based investor group, announced today that it has revised its offer to acquire Everlast Worldwide Inc. (Nasdaq: EVST). The increased offer is for $31.25 per share in cash. The new offer is outlined in a letter from The Hidary Group to the Everlast board of directors.

The Hidary Group also announced that shareholders have the option of rolling up to 50 percent of their shares into the deal to become investors in the new entity. The company has secured commitments to this option from Burlingame, Everlast's largest indpendent shareholder, as well as another major shareholder. Everlast shareholders holding approximately 17.7 percent of Everlast's outstanding stock have already agreed to participate in this plan.

This rollover feature -- which will be purely voluntary for the Company's shareholders -- will present shareholders the opportunity to participate in the Company's future growth, while at the same time offering shareholders the right to cash out all or a portion of their shares at $31.25 per share.

Furthermore. if the termination fee agreed to by the Company in connection with the Brands Holding transaction is invalidated, The Hidary Group would be prepared to consider a further increase in its purchase price.

"Our superior and unique offer provides the greatest value to shareholders, and we remain committed to enhancing Everlast's iconic global brand as part of our group of companies," said Jack D. Hidary, Managing Partner of The Hidary Group. "Our strong relationship with Everlast and long history in the sports and athletic apparel marketplace make The Hidary Group an ideal fit for Everlast Worldwide, its management and its employees."

The Hidary Group is the lead sponsor of the deal along with other funds each of which manages in excess of $1 billion.

Clarence Schwab, Managing Partner of C. Schwab LLC, an investment firm, is serving as financial advisor to the Hidary Group. Proskauer Rose LLP acted as legal advisors to The Hidary Group.


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About The Hidary Group

The Hidary Group is a New York-based investor group. The firm's portfolio consists of companies in various industries, including consumer goods, real estate, technology and financial services.

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